Exhibit 99.1

Presentation held at the North Atlantic Seafood Conference 5 March

Attached please find the presentation held by the CEO, Alf Helge Aarskog, at the North Atlantic Seafood Conference today.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Presentation: http://hugin.info/209/R/1899686/674979.pdf